SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[April 27, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
Metso Corporation’s interim review, January-March 2005:

SIGNATURES

Date April 27, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso Corporation’s interim review, January-March 2005:

FAVORABLE DEVELOPMENT IN THE FIRST QUARTER SUPPORTS ACHIEVEMENT OF FINANCIAL OBJECTIVES FOR 2005

(Helsinki, Finland, April 27, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

•	In January-March 2005, Metso Corporation’s net sales increased by 13 percent and totaled EUR 894 million (1-3/2004: EUR 793 million).

•	Operating profit (EBIT) was EUR 54.7 million (EUR -7.2 million). All Metso’s business areas improved their financial performance compared with the first quarter of 2004.

•	Earnings per share from continuing operations were EUR 0.26 (EUR 0.15 negative).

•	New orders were received worth EUR 1,089 million (EUR 971 million), an increase of 12 percent. The Corporation’s order backlog at the end of March was 13 percent higher than at the end of 2004, and was EUR 1,919 million (Dec. 31, 2004: EUR 1,705 million).

•	Net cash provided by operating activities was EUR 129 million, and gearing was 36.2 percent at the end of March (Dec. 31, 2004: 49.7%).

This interim review is prepared in accordance with the IFRS recognition and measurement principles. Metso adopted IFRS at the beginning of 2005.

Capacity utilization strengthened in the paper industry, which had a positive effect on demand for Metso Paper’s pulp and paper technology rebuilds and aftermarket services. Demand for Metso Minerals’ products and services was strong in the construction, civil engineering and mining industries. The demand for metals recycling equipment was excellent. Investment decisions concerning new mining projects were made primarily in South America. Demand for the products and services of Metso Automation remained good in the power, oil and gas industry, and was satisfactory in the pulp and paper industry.

The value of orders received by Metso increased by 12 percent compared with the first quarter of 2004, and the order backlog increased by 13 percent from the end of 2004. Aftermarket operations accounted for 38 percent of the Corporation’s net sales, about the same proportion as in the first quarter of last year.

The Corporation’s operating profit improved significantly on the comparison period and was EUR 54.7 million, or 6.1 percent of net sales. The profitability of Metso Minerals continued to improve due to increased delivery volumes and improved productivity. Metso Automation’s profitability also remained good. Metso Paper’s profitability improved on the comparison period, due to improved efficiency and capacity utilization. The measures aimed at renewing the business concept at Metso Paper are continuing, particularly in the Tissue business line, which still recorded a loss in the first quarter of 2005.

“In the first months of the year, Metso’s markets and the demand for its products and services have developed in line with our expectations. I am pleased to note that all our business areas improved their performance in the first quarter of 2005 on the comparison period,” says Jorma Eloranta, Metso’s President and CEO. “The main factors contributing to the improvement of profitability include the continuing good market situation for Metso Minerals’ products and the enhanced productivity in all business areas.”

Net cash provided by operating activities was very strong, EUR 129 million. Return on capital employed (ROCE) was 12.4 percent (1.8% negative). Metso Corporation’s return on equity (ROE) has also improved, and was 15.0 percent for the review period (10.5% negative).

Short-term outlook

Metso Minerals and Metso Automation are expected to surpass the operating margin targets set for 2005. However, the targets set for Metso Paper in 2005 are challenging. After the sale of Metso Drives, the targets set for Metso Ventures are especially challenging.

In total, Metso Corporation’s measures streamlining the cost structure, the strengthened order backlog and the first quarter result will support a continuation of favorable profitability development and will help attain the financial targets set for Metso Corporation for 2005, i.e. an operating margin that is 6 percent of net sales and a 12-percent return on capital employed. Should the favorable development continue, these targets could be exceeded.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:

Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000 Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. + 358 204 84 3010 Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, tel. +358 204 84 3253

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:

(1)	general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins

(2)	the competitive situation, especially significant technological solutions developed by competitors

(3)	the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement

(4)	the success of pending and future acquisitions and restructuring.

Metso Corporation’s Interim Review, January 1 – March 31, 2005

The Corporation’s key figures

	1-3/05	1-3/04	1-12/04
	EUR	EUR	EUR
	million	million	million
Net sales	894	793	3,602
Operating profit (loss)	54.7	(7.2)	199.5
% of net sales	6.1	(0.9)	5.5
Earnings per share from continuing operations, basic, EUR	0.26	(0.15)	1.16
Earnings per share from continuing and discontinued operations, basic, EUR	0.26	(0.17)	1.05
Orders received	1,089	971	3,989

	31.3.05	31.3.04	31.12.04
Order backlog	1,919	1,545	1,705
Equity to assets ratio, %	31.8	24.4	30.9
Gearing, %	36.2	115.3	49.7

Adoption of International Financial Reporting Standards (IFRS)

Metso adopted the International Financial Reporting Standards (IFRS) at the beginning of 2005. The principal changes and impact on the 2004 income statement and balance sheet were described in the releases published on March 31, 2005 and April 19, 2005 (quarterly information). Financial assets, liabilities and derivative financial instruments that are used to hedging are classified and recorded in accordance with IAS 32 and IAS 39 to the opening balance sheet as of January 1, 2005, which is presented in the tables of the Interim Review.

Since Metso published press releases on its transition to IFRS, the comparative information for 2004 has been changed by separating the power transmission business (Drives), which was divested in April 2005, from Metso’s continuing operations. The net result of the Drives business is reported also for the comparison year in the line Discontinued businesses, after Continuing operations.

The operating profit of the IFRS income statement for the comparison year is improved by a nonrecurring annulment of a disability pension liability of EUR 75 million (excluding the divested Drives business) due to amendments of the Finnish employee pension system (TEL) in December 2004. The reversal of the pension liability is presented by business area in the tables of the Interim Review.

The Interim Review has been prepared in accordance with the recognition and measurement principles of the IFRS and by applying the same policies as in the above mentioned releases.

In accordance with IFRS 5, profit or loss on discontinued operations net of taxes and the gain or loss on their disposal are presented in the income statement separate from continuing operations, while assets and liabilities classified as held for sale are presented separately in the balance sheet. The discontinued operations reported by Metso were Converting Equipment, the Compaction and Paving business line (Dynapac) and the Drilling business line (Reedrill) divested in 2004, and the power transmission business (Drives), which was part of Metso Ventures, divested in 2005.

Metso’s operating environment in January-March

Economic growth strengthened in Europe and continued to be good in North America. In China, measures to curb economic growth have, to some extent, continued to slow down investment decisions in the first months of the year.

In the pulp and paper industry, pulp and paper prices continued their slight rise in the USA. Conversely, price performance was weaker than expected in Europe early in the year. Capacity utilization strengthened in the paper industry.

In the construction and civil engineering industry, the demand for aggregates remained good in the USA and also improved in Europe. In the mining industry, the demand for metals continued to be good. Investment decisions concerning new mining projects were made primarily in South America. The high price of crude oil bolstered the growth of oil industry investments.

Demand for Metso’s products

In the first quarter of the year, the demand for Metso Paper’s pulp and paper industry machine and equipment rebuilds and aftermarket services increased due to the improved capacity utilization rates. In South America, investment activity in pulping lines increased, but in the Chinese market the volume of paper industry investments were weaker than in January-March 2004.

The market for Metso Minerals’ products remained strong. The demand for crushing and screening equipment was good in North America and Asia and also improved in Europe. The already good demand for mining industry equipment strengthened, particularly in South America and also in Asia-Pacific. The demand for metals recycling equipment was excellent. The demand for Metso Minerals’ aftermarket services continued to be good.

The demand for Metso Automation’s products remained at the level of the previous quarter. The demand for power, oil and gas industry equipment continued to be good and the demand for pulp and paper industry continued to be satisfactory. The market for field equipment was more active than that for automation systems. North America was the market area that performed the most favorably.

Orders received and order backlog

The value of orders received by Metso Corporation during the first quarter of 2005 increased by 12 percent compared with the first quarter of 2004 and totaled EUR 1,089 million. The Corporation’s order backlog increased by 13 percent from the end of 2004 and was EUR 1,919 million at the end of March. The order backlog of continuing operations increased by 24 percent compared with the order backlog on March 31, 2004. The first quarter’s largest orders were for mining equipment and paper machine rebuilds and process improvements.

Metso Paper accounted for 32 percent, Metso Minerals for 46 percent, Metso Automation for 13 percent and Metso Ventures for 9 percent of orders received.

45 percent (42% in 1-3/04) of orders originated from Europe, 21 (27) percent from North America, 15 (20) percent from Asia-Pacific, 15 (6) percent from South America and 4 (5) percent from the rest of the world.

Net sales

Metso’s net sales in January-March increased by 13 percent on the comparison period and were EUR 894 million. Aftermarket operations accounted for 38 percent (39% in 1-3/04) of the Corporation’s net sales (excluding Metso Ventures).

Of the net sales, 42 percent came from the deliveries of Metso Paper, 37 percent from Metso Minerals, 14 percent from Metso Automation and 7 percent from Metso Ventures.

46 percent of net sales came from Europe, 22 percent from North America, 19 percent from Asia-Pacific, 8 percent from South America and 5 percent from the rest of the world.

Result

The Corporation’s operating profit improved significantly on the comparison period and was EUR 54.7 million, or 6.1 percent of net sales. Metso Minerals’

profitability continued to improve and Metso Automation’s profitability remained good. Metso Paper’s profitability improved on the comparison period, due to improved efficiency and good capacity utilization. Metso Ventures recorded a slight loss.

In the first quarter Metso’s net financial expenses were EUR 10 million (EUR 10 million in 1-3/04).

Metso’s profit before taxes from continuing operations was EUR 45 million. Taxes from continuing operations totaled EUR 11 million, i.e. 23 percent of the Corporation’s profit before taxes. No deferred tax assets have been booked with respect to the losses sustained in the previous years of Metso’s U.S. operations, which reduces the Corporation’s taxation rate (see notes).

Profit attributable to equity shareholders (net profit) for the review period was EUR 35 million. Earnings per share from continuing operations were EUR 0.26, while earnings per share from continuing and discontinued operations were EUR 0.26.

BUSINESSES

Metso Paper

	1-3/05	1-3/04	2004
	EUR	EUR	EUR
	million	million	million
Net sales	386	360	1,559
Operating profit (loss)	17.7	(16.2)	48.0
% of net sales	4.6	(4.5)	3.1
Orders received	354	436	1,726

	31.3.05	31.3.04	31.12.04
Order backlog	918	864	946

Metso Paper’s net sales were EUR 386 million, up 7 percent on the comparison period. The growth was mainly due to an increase in the deliveries of the Paper business line. Aftermarket and maintenance services accounted for 32 percent of the net sales (34% in 1-3/04).

Metso Paper’s operating profit was EUR 17.7 million, or 4.6 percent of net sales. Metso Paper’s profitability improved on the comparison period due to the efficiency improvement programs and increased capacity utilization. The comparison period’s operating profit was burdened by nonrecurring costs. The profitability of the Paper business line, in particular, improved. In contrast, the Tissue business line still recorded a loss, although its market environment has improved on the previous year.

The measures related to renewing Metso Paper’s business concept and streamlining its cost structure are still underway. The remaining measures are aimed particularly at renewing the business concept and streamlining the cost structure of the Tissue business and outsourcing certain production functions. No new nonrecurring costs related to cost structure streamlining were booked in the first quarter of 2005. The program’s total expenses are estimated to be approximately EUR 40 million, of which the remaining expenses are estimated to be under EUR 15 million. Decisions related to the program carried out in 2004 will result in the reduction of Metso Paper’s personnel by about 700, of which about 200 were implemented at the end of 2004 with the remainder due to be implemented in the first half of 2005.

The value of orders received by Metso Paper was 19 percent lower than in the comparison period and totaled EUR 354 million. New orders were mainly for machinery and process rebuilds and maintenance services. The order backlog at the end of March was in line with the end of 2004, and totaled EUR 918 million.

Metso Minerals

	1-3/05	1-3/04	2004
	EUR	EUR	EUR
	million	million	million
Net sales	338	284	1,366
Operating profit	31.2	12.8	105.2
% of net sales	9.2	4.5	7.7
Orders received	505	368	1,566

	31.3.05	31.3.04	31.12.04
Order backlog	742	447	560

The net sales of Metso Minerals increased on the comparison period by 19 percent and totaled EUR 338 million. Increased deliveries were experienced not only in mining industry equipment, but also in crushing and screening equipment where the increase was substantial. The relative share of aftermarket and maintenance services decreased from the comparison period due to the strong growth of new equipment and project investments and totaled 51 percent of net sales (59% in 1-3/04).

The operating profit of Metso Minerals was EUR 31.2 million, or 9.2 percent of net sales. Profitability improved due to increased delivery volumes and improved productivity.

The value of orders received by Metso Minerals’ continuing operations in the first quarter, EUR 505 million, was at an all-time high. The value of orders received increased by 37 percent on the comparison period. The growth was strongest in mining industry equipment, but orders concerning aggregates production and metals recycling also increased substantially. Metso Minerals’ order backlog strengthened by 33 percent from the end of 2004 and was EUR 742 million at the end of March.

Metso Automation

	1-3/05	1-3/04	2004
	EUR	EUR	EUR
	million	million	million
Net sales	129	113	535
Operating profit	13.6	5.9	69.6
% of net sales	10.5	5.2	13.0
Orders received	145	140	570

	31.3.05	31.3.04	31.12.04
Order backlog	194	175	176

Metso Automation’s net sales increased by 14 percent from the comparison year and were EUR 129 million. In terms of market areas, the biggest increase was in North America. Field equipment deliveries also increased on the comparison period. Aftermarket and maintenance services accounted for 22 percent of net sales (23% in 1-3/04).

Metso Automation’s profitability remained good and the operating profit was EUR 13.6 million, or 10.5 percent of net sales. Improved productivity resulting from efficiency improvement had a positive effect on profitability.

The value of orders received by Metso Automation was at the level of the comparison period, totaling EUR 145 million. Metso Automation’s order backlog strengthened by 10 percent from the end of 2004 and was EUR 194 million at the end of March.

Metso Ventures

	1-3/05	1-3/04	2004
	EUR	EUR	EUR
	million	million	million
Net sales	62	54	230
Operating loss	(1.2)	(5.8)	(6.2)
% of net sales	(1.9)	(10.7)	(2.7)
Orders received	101	46	213
Number of cars produced	4,657	2,245	10,051

	31.3.05	31.3.04	31.12.04
Order backlog	105	106	66

The net sales of Metso Ventures were up 15 percent on the comparison period, and totaled EUR 62 million. The deliveries of Valmet Automotive increased, as production of the new Porsche Boxster model started late last year. The deliveries of the foundries included in Metso Ventures also increased, but Metso Panelboard’s deliveries decreased compared with the comparison period.

The operating loss was EUR 1.2 million. The profitability of the foundries continued to improve due to their good capacity utilization. Metso Panelboard’s profitability was slightly better than in the comparison period. Valmet Automotive’s result improved significantly, but the operating result was still a loss.

The value of orders received by Metso Ventures increased by 120 percent on the comparison period and was EUR 101 million. Metso Ventures’ order backlog strengthened by 59 percent from the end of 2004 and was EUR 105 million at the end of March. The market for Metso Panelboard’s products was better and the order backlog doubled from the end of 2004.

Cash flow and financing

In the first quarter Metso Corporation’s net cash provided by operating activities was EUR 129 million. Improved profitability strengthened the cash flow. EUR 62 million was released from net working capital.

Net interest-bearing liabilities totaled EUR 374 million, which was EUR 121 million less than at the beginning of the year. Gearing, i.e. the ratio of net interest-bearing liabilities to shareholders’ equity, was 36.2 percent, compared with 49.7 percent at the beginning of the year. Metso’s equity to assets ratio was 31.8 percent at the end of March.

Moody’s Investors Service confirmed Metso’s existing long-term Ba1 credit rating and changed the rating outlook from negative to stable on February 25, 2005. Standard & Poor’s Ratings Services confirmed Metso’s existing long-term BB+ corporate rating, the BB rating on bonds issued and the EMTN program, and the B rating on short-term credits, and kept the rating outlook as stable.

Capital expenditure

Metso’s gross capital expenditure including acquisitions totaled EUR 21 million (EUR 19 million in 1-3/04).

During the review period, Metso Paper’s subsidiary, Scandinavian Mill Service, founded a joint venture together with the Spanish company, Sociedad Anónima Industrias Celulosa Aragonesa (SAICA). The joint venture, named Scandinavian Mill Service S.L., is responsible for the maintenance and service of SAICA’s mills in Zaragoza and El Burgo de Riebro, Spain. Metso’s ownership in the joint venture is 68.05 percent.

Divestitures

In March, Metso reached an agreement on the divestiture of its mechanical power transmission equipment business (Metso Drives) to CapMan, a private equity investor. Metso Drives Oy and its foreign subsidiaries were transferred to the ownership of funds managed/advised by CapMan on April 8, 2005. The debt-free price of the transaction was EUR 98 million. Related to the divestiture, Metso will book a tax-free sales gain of approximately EUR 18 million for the second quarter. In accordance with IFRS, the sales gain will be reported on the Discontinued operations line, below the net result of Continuing operations. The net result of Metso Drives will also be reported on the same line.

Research and development

Metso’s research and development expenses in the first quarter totaled EUR 25 million (EUR 25 million in 1-3/04), representing 2.8 percent of the Corporation’s net sales.

During the review period, an Advantage DCT 200 tissue machine, featuring a SymBelt TIS shoe press designed by Metso Paper especially for tissue production, was started up at a customer mill.

A Metso Paper designed BCTMP (bleached chemithermomechanical pulp) line was started up at Shandong Bohui Paper’s mill in China. The plant is the world’s largest single CD refiner line for BCTMP production and uses poplar as the raw material.

During the review period, Metso Minerals supplemented its shear product family by launching stationary and mobile shears designed for metal recycling customers.

Personnel

At the end of March, Metso Corporation’s continuing operations employed 21,824 persons, which was approximately the same as at the end of 2004. The whole Corporation had 22,723 employees at the end of March. The figure includes 899 persons employed by Metso Drives which was divested in April.

Of the Corporation’s personnel, 39 percent were employed by Metso Paper, 37 percent by Metso Minerals, 15 percent by Metso Automation and 8 percent by Metso Ventures. The Corporate Office and the Corporation’s shared service centers employed 1 percent of Metso’s personnel.

The Corporation employed 38 percent of its total personnel in Finland, 12 percent in other Nordic countries, 13 percent in other European countries, 16 percent in North America, 6 percent in Asia-Pacific, 9 percent in South America and 6 percent in the rest of the world.

Changes in the Executive Team

Metso Corporation’s Board of Directors appointed Risto Hautamäki as President of Metso Paper and a member of the Metso Executive Team as of April 1, 2005.

Shares

At the end of March, the number of Metso Corporation shares was 136,250,545 and the share capital was EUR 231,625,926.50.

The Helsinki Stock Exchange traded 66.4 million Metso Corporation shares in the first quarter, equivalent to a turnover of EUR 910 million. The share price on March 31, 2005 was EUR 13.82. The highest quotation was EUR 14.90 and the lowest EUR 11.31. The Corporation’s market capitalization on March 31, 2005 was EUR 1,883 million.

The New York Stock Exchange traded 2.4 million Metso ADRs (American Depository Receipts), equivalent to a turnover of USD 41.4 million. The price of an ADR on March 31, 2005 was USD 18.05. The highest quotation was USD 20.00 and the lowest USD 14.70.

On February 21, 2005, Capital Research and Management Company announced a decrease in the holding of Metso Corporation under its management. The holding managed by Capital Research and Management Company on December 31, 2004 was 6,400,000 Metso shares. This holding amounts to 4.7 percent of Metso’s paid up share capital and total votes. Previously, as announced on April 17, 2002, the holding had amounted to 6.29 percent of Metso’s paid up share capital and 4.97 percent of the total votes.

On March 8, 2005, UPM-Kymmene announced that they had sold their entire holding of Metso Corporation shares. Previously, they had owned 14.6 percent of Metso’s paid up share capital and votes.

On March 11, 2005, Deutsche Bank AG announced an increase in the Metso Corporation shares held by Deutsche Bank AG and its subsidiary companies. According to the announcement, on March 9, 2005 Deutsche Bank AG and its subsidiary companies were in possession of 9,801,820 Metso shares to which they had the dispositive rights. This holding amounts to 7.19 percent of the paid up share capital of Metso Corporation. As part of this holding Deutsche Bank AG and its subsidiary companies were in possession of 9,189,802 Metso shares to which they had voting rights on March 9, 2005. This voting authority represents 6.74 percent of the total votes of Metso Corporation.

EVENTS AFTER THE REVIEW PERIOD

Decisions of the Annual General Meeting

Metso Corporation’s Annual General Meeting, held on April 4, 2005, endorsed the financial statements for 2004 and voted to discharge the Board of Directors and the President and CEO from liability. The Annual General Meeting approved the Board’s proposals concerning authorizations to repurchase and dispose of the Corporation’s shares. The Annual General Meeting also authorized the Board to decide on increasing the share capital by issuing new shares, convertible bonds and/or stock options. Furthermore, it was decided to cancel stock options as proposed by the Board of Directors.

The Annual General Meeting decided to establish a Nomination Committee of the Annual General Meeting to prepare proposals for the following General Meeting in respect of the composition of the Board of Directors and the remuneration of the Directors. The Nomination Committee comprises representatives appointed by the four biggest shareholders along with the Chairman of the Board as an expert member. Furthermore, it was decided to amend the Articles of Association to state that a person aged 68 years or more is not eligible to be elected to the Board of Directors.

Composition of the Board of Directors

Metso Corporation’s Annual General Meeting, held on April 4, 2005, re-elected Matti Kavetvuo as the Chairman of the Board and Jaakko Rauramo, Chairman of SanomaWSOY Corporation, as the Vice Chairman of the Board. Svante Adde was elected as a new member of the Board. The Board members re-elected were Maija-Liisa Friman, President and CEO of Aspocomp Group Oyj, Satu Huber, Director of Finance and Head of the Finance Division, State Treasury, and Juhani Kuusi, D. Sc.(Tech.).

PricewaterhouseCoopers, a firm of Authorized Public Accountants, was re-elected as the Auditor of the Corporation.

Pentti Mäkinen, who was elected by Metso’s Finnish personnel groups, will attend the meetings of Metso’s Board of Directors as an invited personnel representative starting from the Annual General Meeting of April 4, 2005 and ending at the 2006 Annual General Meeting.

Dividend

The Annual General Meeting decided to distribute a dividend of EUR 0.35 per share for the financial year that ended on December 31, 2004. The dividend was paid to shareholders who have been entered as shareholders in the Corporation’s shareholder register maintained by the Finnish Central Securities Depository Ltd. by the dividend record date, April 7, 2005. The dividend was paid on April 14, 2005.

Deutsche Bank AG’s holding in Metso

On April 15, 2005, Deutsche Bank AG announced an increase in the holding by Deutsche Bank AG and its subsidiary companies of the paid up share capital of Metso Corporation. According to the announcement, on April 8, 2005, Deutsche Bank AG and its subsidiary companies were in possession of 15,915,808 Metso shares to which they had the dispositive rights. This holding amounts to 11.68 percent of the paid up share capital of Metso Corporation. As part of this holding Deutsche Bank AG and its subsidiary companies were in possession of 15,569,254 Metso shares to which they had voting rights on April 8, 2005. This voting authority represents 11.43 percent of the total votes of Metso Corporation.

On April 20, 2005, Deutsche Bank AG announced a decrease in the holding by Deutsche Bank AG and its subsidiary companies of the paid up share capital of Metso Corporation. According to the announcement, on April 14, 2005, Deutsche Bank AG and its subsidiary companies were in possession of 10,653,332 Metso shares to which they had the dispositive rights. This holding amounts to 7.82 percent of the paid up share capital of Metso Corporation. As part of this holding Deutsche Bank AG and its subsidiary companies were in possession of 9,898,778 Metso shares to which they had voting rights on April 14, 2005. This voting authority represents 7.27 percent of the total votes of Metso Corporation.

Short-term outlook

Improved capacity utilization in Metso Paper’s customer industries is expected to maintain the good demand for rebuilds and aftermarket services, and to gradually increase the willingness of customers to invest in new production lines.

Metso Minerals’ strong order backlog provides a solid foundation for good net sales growth. Demand for products related to aggregates production is expected to remain good. Due to the strong investment activity in the mining industry, the demand for products related to minerals processing is expected to remain buoyant.

Metso Automation’s markets are expected to remain on par in both the power, oil and gas industry and in the pulp and paper industry.

Metso Minerals and Metso Automation are expected to surpass the operating margin targets set for 2005. However, the targets set for Metso Paper in 2005 are challenging. The targets set for Metso Ventures are especially challenging due to the structural changes implemented.

In total, Metso Corporation’s measures streamlining the cost structure, the strengthened order backlog and the first quarter result will support a continuation of favorable profitability development and will help attain the financial targets set for Metso Corporation for 2005, i.e. an operating margin that is 6 percent of net sales and a 12-percent return on capital employed. Should the favorable development continue, these targets could be exceeded.

Helsinki, April 27, 2005

Metso Corporation’s Board of Directors

CONSOLIDATED STATEMENTS OF INCOME

	1-3/2005	1-3/2004	1-12/2004
(Millions)	EUR	EUR	EUR
Net sales	894	793	3,602
Cost of goods sold	(656)	(603)	(2,673)
Gross profit	238	190	929
Selling, general and administrative expenses	(189)	(203)	(798)
Other operating income and expenses, net	6	6	(7)
Reversal of Finnish pension liability	—	—	75
Operating profit	55	(7)	199
% of net sales	6.1%	(0.9)%	5.5%
Financial income and expenses, net	(10)	(10)	(59)
Profit on continuing operations before tax	45	(17)	140
Income taxes on continuing operations	(11)	(3)	18
Profit on continuing operations	34	(20)	158
Profit (loss) on discontinued operations	1	(3)	(14)
Profit (loss)	35	(23)	144
Profit (loss) attributable to minority interests	—	—	(1)
Profit (loss) attributable to equity shareholders	35	(23)	143
Earnings per share from continuing operations, EUR
Basic	0.26	(0.15)	1.16
Diluted	0.26	(0.15)	1.16

Earnings per share from discontinued operations, EUR
Basic	0.00	(0.02)	(0.11)
Diluted	0.00	(0.02)	(0.11)

Earnings per share from continuing and discontinued operations, EUR
Basic	0.26	(0.17)	1.05
Diluted	0.26	(0.17)	1.05

CONSOLIDATED BALANCE SHEETS

ASSETS

	Mar 31, 2005	Mar 31, 2004	Dec 31, 2004
(In millions)	EUR	EUR	EUR
Non-current assets
Intangible assets
Goodwill	498	488	491
Other intangible assets	85	105	94
	583	593	585

Property, plant and equipment
Land and water areas	68	75	70
Buildings and structures	228	279	253
Machinery and equipment	271	324	307
Assets under construction	23	36	19
	590	714	649

Financial assets
Investments in associated companies	18	15	17
Available for sale investments	13	17	10
Treasury stock	—	1	1
Loan and other interest bearing receivables	13	13	15
Deferred tax asset	156	129	159
Other non-current assets	14	17	37
	214	192	239

Total non-current assets	1,387	1,499	1,473

Current assets
Inventories	813	673	692
Receivables
Trade and other receivables	769	786	790
Cost and earnings of projects under construction in excess of advance billings	123	221	190
Interest bearing receivables	20	20	53
	912	1,027	1,033

Cash and cash equivalents	468	164	372

	Mar 31, 2005	Mar 31, 2004	Dec 31, 2004
(In millions)	EUR	EUR	EUR
Total current assets	2,193	1,864	2,097

Assets held for sale	107	408	—

TOTAL ASSETS	3,687	3,771	3,570

SHAREHOLDERS’ EQUITY AND LIABILITIES

	Mar 31, 2005	Mar 31, 2004	Dec 31, 2004
(In millions)	EUR	EUR	EUR
Equity
Share capital	232	232	232

Other shareholders’ equity
Share premium reserve	14	14	14
Legal reserve	228	228	228
Cumulative translation differences	(47)	(40)	(48)
Treasury stock	—	1	1
Fair value and hedge reserves	(1)	—	—
Other reserves	202	202	202
Retained earnings	365	239	218
Net profit (loss) for the period	35	(23)	143
Equity attributable to shareholders	1,028	853	990
Minority interests	6	7	5

Total equity	1,034	860	995

Liabilities
Non-current liabilities
Long-term debt	832	929	885
Post employment benefit obligations	152	232	171
Deferred tax liability	20	33	16
Provisions	43	51	31
Other long-term liabilities	3	9	6
Total non-current liabilities	1,050	1,254	1,109

Current liabilities

	Mar 31, 2005	Mar 31, 2004	Dec 31, 2004
(In millions)	EUR	EUR	EUR
Current portion of long-term debt	14	15	19
Short-term debt	29	243	31
Trade and other payables	1,094	1,110	1,065
Advances received	308	201	227
Billings in excess of cost and earnings of projects under construction	127	45	124
Total current liabilities	1,572	1,614	1,466

Liabilities held for sale	31	43	—

Total liabilities	2,653	2,911	2,575

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	3,687	3,771	3,570

NET INTEREST BEARING LIABILITIES
Long-term interest bearing debt	832	929	885
Short-term interest bearing debt	43	258	50
Cash and cash equivalents	(468)	(164)	(372)
Other interest bearing assets	(33)	(33)	(68)
Total	374	990	495

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	1-3/2005	1-3/2004	1-12/2004
(Millions)	EUR	EUR	EUR
Cash flows from operating activities:
Net profit (loss) for the period	35	(23)	143
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	26	29	115
Provisions / Efficiency improvement programs	(5)	(6)	(11)
Asset write-downs related to the efficiency improvement programs	—	—	10
Other	22	25	23
Change in net working capital	62	(2)	63
Cash flows from operations	140	23	343

	1-3/2005	1-3/2004	1-12/2004
(Millions)	EUR	EUR	EUR
Financing expenses, net	(2)	(2)	(51)
Taxes paid	(9)	(7)	(31)
Net cash provided by (used in) operating activities	129	14	261

Cash flows from investing activities:
Capital expenditures on fixed assets	(20)	(18)	(89)
Proceeds from sale of fixed assets	9	5	39
Business acquisitions, net of cash acquired	(1)	(1)	(2)
Proceeds from sale of businesses	—	73	390
(Investments in) proceeds from sale of shares and marketable securities	35	12	(21)
Other	(1)	0	(5)
Net cash provided by (used in) investing activities	22	71	312

Cash flows from financing activities:
Dividends paid	—	—	(27)
Net funding	(49)	(49)	(293)
Other	(3)	(5)	(12)
Net cash provided by (used in) financing activities	(52)	(54)	(332)
Net increase (decrease) in cash and cash equivalents	99	31	241
Effect from changes in exchange rates	(3)	3	1
Cash and cash equivalents at beginning of period	372	130	130

Cash and cash equivalents at end of period	468	164	372

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

						Equity
		Share	Cumulative	Fair value		attributable
	Share	premium	translation	and other	Retained	to	Minority	Total
	capital	reserve	adjustments	reserves	earnings	shareholders	interest	equity
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Balance at Dec 31, 2004	232	14	(48)	431	361	990	5	995
Effects of adopting IAS 39 Treasury stock	—	—	—	(1)	—	(1)	—	(1)

						Equity
		Share	Cumulative	Fair value		attributable
	Share	premium	translation	and other	Retained	to	Minority	Total
	capital	reserve	adjustments	reserves	earnings	shareholders	interest	equity
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Cash flow hedges, net of tax	—	—	—	4	—	4	—	4
Available-for-sale investments, net of tax	—	—	—	2	—	2	—	2
Other	—	—	—	—	2	2	—	2
Balance at Jan 1, 2005	232	14	(48)	436	363	997	5	1,002
Dividends	—	—	—	—	—	—	—	—
Translation differences	—	—	7	—	—	7	—	7
Net investment hedge losses	—	—	(6)	—	—	(6)	—	(6)
Cash flow hedges, net of tax	—	—	—	(7)	—	(7)	—	(7)
Available-for-sale investments, net of tax	—	—	—	0	—	0	—	0
Other	—	—	—	—	2	2	1	3
Net profit (loss) for the period	—	—	—	—	35	35	—	35
Balance at Mar 31, 2005	232	14	(47)	429	400	1,028	6	1,034

The distributable funds of Metso Corporation at March 31, 2005 consist of retained earnings (EUR 400 million) excluding accelerated depreciation and untaxed reserves (EUR 5 million) and negative translation differences (EUR 47 million), and other reserves (EUR 202 million), totaling EUR 550 million. At the end of the period Metso Corporation possessed 60 841 of its own shares.

ASSETS PLEDGED AND CONTINGENT LIABILITIES

	Mar 31, 2005	Dec 31, 2004
(Millions)	EUR	EUR
Mortgages on corporate debt	3	2
Other pledges and contingencies
Mortgages	2	2
Pledged assets	—	4
Guarantees on behalf of associated company obligations	—	—
Other guarantees	9	9
Repurchase and other commitments	13	15
Lease commitments	128	142

Other guarantees include EUR 6 million guarantees given on behalf of sold businesses. The respective buyers have indemnified Metso and have committed themselves to release Metso from its guarantee obligations within agreed time periods.

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS

	Mar 31, 2005	Dec 31, 2004
(Millions)	EUR	EUR
Forward exchange rate contracts	1,323	1,770
Interest rate and currency swaps	2	2
Currency swaps	5	73
Interest rate swaps	188	188
Interest rate futures contracts	0	10
Option agreements
Bought	14	10
Sold	33	16
Electricity forward contracts 1)	324	329

1)	Notional amount GWh

The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk.

KEY RATIOS

	Mar 31, 2005	Mar 31, 2004	Dec 31, 2004 *
Earnings per share from continuing operations, EUR	0.26	(0.15)	1.16
Earnings per share from discontinued operations, EUR	0.00	(0.02)	(0.11)
Earnings per share from continuing and discontinued operations, EUR	0.26	(0.17)	1.05
Equity/share, EUR	7.54	6.26	7.27
Return on equity (ROE), %	15.0	(10.5)	15.9
Return on capital employed (ROCE), %	12.4	(0.6)	10.7
Equity to assets ratio, %	31.8	24.4	30.9
Gearing, %	36.2	115.3	49.7
Average number of shares (thousands)	136,189	136,189	136,189
Average number of diluted shares (thousands)	136,198	136,190	136,192

*)	1-12/2004 key figures excluding reversal of Finnish pension liability are as follows: Earnings per share from continuing operations 0.75 eur, earnings per share from discontinued and continuing operations 0.62 eur, return on equity (ROE) 9.5% and return on capital employed (ROCE) 6.5%.

EXCHANGE RATES USED

	1-3/	1-3/	1-12/	Mar 31,	Mar 31,	Dec 31,
	2005	2004	2004	2005	2004	2004
USD (US dollar)	1.3111	1.2507	1.2433	1.2964	1.2224	1.3621
SEK (Swedish krona)	9.0737	9.1826	9.1250	9.1430	9.2581	9.0206
GBP (Pound sterling)	0.6936	0.6801	0.6786	0.6885	0.6659	0.7051
CAD (Canadian dollar)	1.6084	1.6492	1.6170	1.5737	1.5979	1.6416
BRL (Brazilian real)	3.4913	3.6214	3.6350	3.4744	3.5541	3.6177

BY BUSINESS AREA INFORMATION

NET SALES BY BUSINESS AREA

	1-3/	1-3/	4/2004-	1-12/
	2005	2004	3/2005	2004
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	386	360	1,585	1,559
Metso Minerals	338	284	1,420	1,366
Metso Automation	129	113	551	535
Metso Ventures	62	54	238	230
Intra Metso net sales	(21)	(18)	(91)	(88)
Metso total	894	793	3,703	3,602

OTHER OPERATING INCOME (+) AND EXPENSES (-), NET, BY BUSINESS AREA

	1-3/	1-3/	4/2004-	1-12/
	2005	2004	3/2005	2004
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	0.6	1.8	(17.9)	(16.7)
Metso Minerals	4.3	0.9	4.1	0.7
Metso Automation	0.0	0.0	(3.3)	(3.3)
Metso Ventures	(0.3)	(1.4)	(1.0)	(2.1)

	1-3/	1-3/	4/2004-	1-12/
	2005	2004	3/2005	2004
(Millions)	EUR	EUR	EUR	EUR
Corporate Office and other	1.1	4.9	10.8	14.6
Metso total	5.7	6.2	(7.3)	(6.8)

REVERSAL OF FINNISH PENSION LIABILITY BY BUSINESS AREA

	1-3/	1-3/	4/2004-	1-12/
	2005	2004	3/2005	2004
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	—	—	39.8	39.8
Metso Minerals	—	—	4.9	4.9
Metso Automation	—	—	13.7	13.7
Metso Ventures	—	—	14.6	14.6
Corporate Office and other	—	—	2.3	2.3
Metso total	—	—	75.3	75.3

OPERATING PROFIT (LOSS) BY BUSINESS AREA

	1-3/	1-3/	4/2004-	1-12/
	2005	2004	3/2005	2004
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	17.7	(16.2)	81.9	48.0
Metso Minerals	31.2	12.8	123.6	105.2
Metso Automation	13.6	5.9	77.3	69.6
Metso Ventures	(1.2)	(5.8)	(1.6)	(6.2)
Corporate Office and other	(6.6)	(3.9)	(19.8)	(17.1)
Metso total	54.7	(7.2)	261.4	199.5

ORDERS RECEIVED BY BUSINESS AREA

	1-3/	1-3/	4/2004-	1-12/
	2005	2004	3/2005	2004
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	354	436	1,644	1,726
Metso Minerals	505	368	1,703	1,566
Metso Automation	145	140	575	570
Metso Ventures	101	46	268	213

	1-3/	1-3/	4/2004-	1-12/
	2005	2004	3/2005	2004
(Millions)	EUR	EUR	EUR	EUR
Intra Metso orders received	(16)	(19)	(83)	(86)
Metso total	1,089	971	4,107	3,989

PERSONNEL BY BUSINESS AREA

	Mar 31, 2005	Mar 31, 2004	Dec 31, 2004
Metso Paper	8,458	9,127	8,660
Metso Minerals	8,133	8,180	8,048
Metso Automation	3,256	3,253	3,267
Metso Ventures	1,680	1,562	1,637
Corporate Office and other	297	240	293
Continuing operations	21,824	22,362	21,905
Discontinued operations	899	2,998	897
Metso total	22,723	25,360	22,802

QUARTERLY INFORMATION

NET SALES BY BUSINESS AREA

	1-3/	4-6/	7-9/	10-12/	1-3/
	2004	2004	2004	2004	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	360	351	378	470	386
Metso Minerals	284	344	340	398	338
Metso Automation	113	135	140	147	129
Metso Ventures	54	66	52	58	62
Intra Metso net sales	(18)	(17)	(23)	(30)	(21)
Metso total	793	879	887	1,043	894

OTHER OPERATING INCOME (+) AND EXPENSES (-), NET, BY BUSINESS AREA

	1-3/	4-6/	7-9/	10-12/	1-3/
	2004	2004	2004	2004	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	1.8	1.6	(1.2)	(18.9)	0.6
Metso Minerals	0.9	1.8	2.1	(4.1)	4.3

	1-3/	4-6/	7-9/	10-12/	1-3/
	2004	2004	2004	2004	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Automation	0.0	0.1	0.2	(3.6)	0.0
Metso Ventures	(1.4)	0.0	(0.4)	(0.3)	(0.3)
Corporate Office and other	4.9	4.4	2.7	2.6	1.1
Metso total	6.2	7.9	3.4	(24.3)	5.7

REVERSAL OF FINNISH PENSION LIABILITY BY BUSINESS AREA

	1-3/	4-6/	7-9/	10-12/	1-3/
	2004	2004	2004	2004	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	—	—	—	39.8	—
Metso Minerals	—	—	—	4.9	—
Metso Automation	—	—	—	13.7	—
Metso Ventures	—	—	—	14.6	—
Corporate Office and other	—	—	—	2.3	—
Metso total	—	—	—	75.3	—

OPERATING PROFIT (LOSS) BY BUSINESS AREA

	1-3/	4-6/	7-9/	10-12/	1-3/
	2004	2004	2004	2004	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	(16.2)	10.8	20.1	33.3	17.7
Metso Minerals	12.8	27.7	28.2	36.5	31.2
Metso Automation	5.9	12.9	19.6	31.2	13.6
Metso Ventures	(5.8)	(2.0)	(8.8)	10.4	(1.2)
Corporate Office and other	(3.9)	(3.4)	(3.9)	(5.9)	(6.6)
Metso total	(7.2)	46.0	55.2	105.5	54.7

CAPITAL EMPLOYED BY BUSINESS AREA

	Mar 31,	June 30,	Sep 30,	Dec 31,	Mar 31,
	2004	2004	2004	2004	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	452	389	397	323	275
Metso Minerals	652	675	698	712	731

	Mar 31,	June 30,	Sep 30,	Dec 31,	Mar 31,
	2004	2004	2004	2004	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Automation	130	130	131	135	126
Metso Ventures	40	50	25	39	39
Corporate Office and other	327	619	507	642	658
Continuing operations	1,601	1,863	1,758	1,851	1,829
Discontinued operations	447	113	114	80	79
Metso total	2,048	1,976	1,872	1,931	1,908

ORDERS RECEIVED BY BUSINESS AREA

	1-3/	4-6/	7-9/	10-12/	1-3/
	2004	2004	2004	2004	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	436	699	291	300	354
Metso Minerals	368	374	373	451	505
Metso Automation	140	154	146	130	145
Metso Ventures	46	65	33	69	101
Intra Metso orders received	(19)	(24)	(20)	(23)	(16)
Metso total	971	1,268	823	927	1,089

ORDER BACKLOG BY BUSINESS AREA

	Mar 31,	June 30,	Sep 30,	Dec 31,	Mar 31,
	2004	2004	2004	2004	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	864	1,211	1,124	946	918
Metso Minerals	447	476	525	560	742
Metso Automation	175	193	198	176	194
Metso Ventures	106	73	55	66	105
Intra Metso order backlog	(47)	(53)	(50)	(43)	(40)
Continuing operations	1,545	1,900	1,852	1,705	1,919
Discontinued operations	132	85	78	53	57
Metso total	1,677	1,985	1,930	1,758	1,976

ADOPTION OF IAS32 AND IAS39
CONSOLIDATED BALANCE SHEETS

ASSETS

		Effect of
		adoption of
		IAS 32 and
	Dec 31, 2004	IAS 39	Jan 1, 2005
(Millions)	EUR	EUR	EUR
Non-current assets
Intangible assets	585	—	585
Property, plant and equipment	649	—	649
Financial assets	239	(19)	220
Total non-current assets	1,473	(19)	1,454
Current assets
Inventories	692	—	692
Receivables	1,033	13	1,046
Cash and cash equivalents	372	—	372
Total current assets	2,097	13	2,110
Assets held for sale	—	—	—
TOTAL ASSETS	3,570	(6)	3,564

SHAREHOLDERS’ EQUITY AND LIABILITIES

		Effect of
		adoption of
		IAS 32 and
	Dec 31, 2004	IAS 39	Jan 1, 2005
(Millions)	EUR	EUR	EUR
Equity
Share capital	232	—	232
Other shareholders’ equity	758	7	765
Minority interests	5	—	5
Total equity	995	7	1,002
Liabilities
Non-current liabilities	1,109	(22)	1,087
Current liabilities	1,466	9	1,475
Liabilities held for sale	—	—	—
Total liabilities	2,575	(13)	2,562
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	3,570	(6)	3,564

Tax losses carried forward as of December 31, 2004 (under IFRS)

		Deferred	Valuation	Deferred tax asset
Country	Amount	tax asset	allowance	in balance sheet
(Millions)	EUR	EUR	EUR	EUR
Finland	269	70	9	61
USA	189	71	70	1
Germany	103	36	9	27
Other	111	33	18	15
Total	672	210	106	104